UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 1, 2024 titled “Arcos Dorados Exercises Renewal Option for its Master Franchise Agreement with McDonald’s”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: October 1, 2024

Item 1

ARCOS DORADOS EXERCISES RENEWAL OPTION FOR ITS MASTER FRANCHISE AGREEMENT WITH MCDONALD’S

Montevideo, Uruguay, October 1, 2024 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, notified McDonald’s (NYSE: MCD) that it will exercise its option to renew its Master Franchise Agreement (“MFA”) with McDonald’s.

As previously disclosed, Arcos Dorados received a Renewal Notice from McDonald’s, on August 1, 2024, to replace the parties’ existing MFA with a new, 20-year MFA, to be effective as of January 1, 2025. On September 30, 2024, and in line with the current MFA’s renewal procedures, Arcos Dorados provided notice to McDonald’s of its intention to exercise its Renewal Option. The parties are now working to finalize the new MFA agreement.

Upon signing, the new MFA agreement is expected to include a Renewal Option for a new, 20-year MFA, beginning January 1, 2045. Additionally, the new agreement is expected to include a royalty of Gross Sales of 6.0% for the first ten years, 6.25% for the subsequent five years and 6.5% for the final five years.

Arcos Dorados and McDonald’s share in the belief that the Company’s 20 countries and territories present significant opportunities for growth. In line with this view, the Company expects to open approximately 90 to 100 restaurants in 2025.

Arcos Dorados will communicate additional progress as appropriate and in line with the requirements of the US Securities and Exchange Commission.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with almost 2,400 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 06/30/2024). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation, its outlook and guidance for 2025 and the renewal of its Master Franchise Agreement with McDonald’s. These statements are subject to the general risks inherent in Arcos Dorados’ business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados’ business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

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